Eshallgo Inc

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

June 10, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Scott Anderegg

Re:	Eshallgo Inc Amendment No. 9 to Registration Statement on Form F-1 Filed May 17, 2024 File No. 333-271478

Dear Mr. Anderegg:

This letter is in response to your letter on May 31, 2024 in which you provided comments to Amendment No. 9 to Registration Statement on Form F-1 (the “Registration Statement”) of Eshallgo Inc (the “Company”) filed with the U.S. Securities and Exchange Commission on May 17, 2024. On the date hereof, the Company has submitted Amendment No. 10 to Registration Statement on Form F-1 (“Amendment No. 10”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Amendment No. 9 to Registration Statement on Form F-1 filed Mau 17, 2024

Exhibit 5.1, page i

1.	We note that Harney Westwood & Riegels has provide a legal opinion concerning the issuance "of up to 1,500,000 class A ordinary shares of par value of US$0.0001 each of the Company, plus an additional 450,000 class A ordinary shares of par value of US$0.0001 each of the Company that may be issued upon exercise of the underwriter’s over-allotment option (the Shares)." However, according to your filing the overallotment option is an additional 225,000 class A ordinary shares. Please revise or advise.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the 5.1 opinion to include the correct amount of additional Class A ordinary shares that may be issued as the over-allotment opinion.

Director and Executive Compensation, page 165

2.	Revise to update this discussion for the fiscal year ended March 31, 2024, consistent with Item 6.B. of Form 20-F. This comment also applies to your related party transaction disclosure on page 166. Refer to Item 7.B. of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosre in the executive compensation section on page 165 to include the most fiscal year ended March 31, 2024, consistent with Item 6.B. of Form 20-F. We have also revised the the related party transaction section to comply with Item &.B. of Form 20-F on pages 166, 167 and 168 of Amendment No. 10

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Grace Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer